UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               GOLD FIELDS LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Ordinary Shares, par value Rand 0.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    38059T106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Nicholas Jordan
                               Anglo American plc
                            20 Carlton House Terrace
                                 London SW1Y 5AN
                                 United Kingdom
                               011-44-20-7698-8888
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 29, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 20 Pages

                                  SCHEDULE 13D

CUSIP No.  38059T106

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS:  ANGLO AMERICAN PLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: ____________________

--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)   [ ]
         (b)   [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION:  United Kingdom

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               NONE
      NUMBER OF         --------------------------------------------------------
       SHARES           8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 98,467,758
        EACH            --------------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                   NONE
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               98,467,758
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         98,467,758
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.05%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------


                                  SCHEDULE 13D

                                Page 2 of 20 Pages

CUSIP No.  03059T106

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS: ANGLO SOUTH AFRICA CAPITAL (PTY) LTD

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: ____________________

--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)   [ ]
         (b)   [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION:  The Republic of South Africa

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               NONE
      NUMBER OF         --------------------------------------------------------
       SHARES           8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 98,467,758
        EACH            --------------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                   NONE
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               98,467,758
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         98,467,758
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.05%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------


                               Page 3 of 20 Pages

         This Amendment No. 1 ("Amendment No. 1") amends and supplements the Statement on Schedule 13D, originally filed on June 28, 2002 (the "Schedule 13D"), with respect to the ordinary shares, par value Rand 0.50 per share (the "Issuer Ordinary Shares"), of Gold Fields Limited, a corporation organized under the laws of the Republic of South Africa (the "Issuer"). The principal executive offices of the Issuer are located at 24 St. Andrews Road, Parktown, 2193 South Africa. Unless otherwise indicated, the capitalized terms used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  Purpose of the Transaction.

         The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

         "Pursuant to an agreement, dated March 29, 2004 (the "Purchase Agreement"), between Anglo SA Capital and Norimet Limited ("Norimet"), a wholly owned subsidiary of OAO Mining and Metallurgical Company Norilsk Nickel ("Norilsk"), Anglo SA Capital sold 98,467,758 Issuer Ordinary Shares, which represents the Reporting Persons' entire equity interest in the Issuer, to Norimet for an aggregate consideration of South African Rand 7,631,251,245. Settlement of the sale contemplated by the Purchase Agreement, is expected to take place on April 5, 2004.

         Other than as described above, neither Anglo American nor any of its affiliates currently has any plans or proposals that would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any material change in the Issuer's business or corporate structure,
(g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above."

Item 5.  Interest in Securities of the Issuer.

         The response set forth in Item 5(a) of the Schedule 13D is hereby amended by deleting the response in its entirety and replacing it with the following:

         "Anglo SA Capital owns 98,467,758 Issuer Ordinary Shares (or 20.05% of the outstanding Issuer Ordinary Shares as of December 31, 2003, based on the Issuer's most recent registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission). Neither Anglo American nor any of its other subsidiaries owns any other Issuer Ordinary Shares or other securities of the Issuer. Collectively, the Reporting Persons beneficially own 98,467,758 Issuer Ordinary Shares representing 20.05% of the outstanding Issuer Ordinary Shares."

         The response set forth in Item 5(c) of the Schedule 13D is hereby amended by deleting the response in its entirety and replacing it with the following:

                               Page 4 of 20 Pages

         "Other than the transaction contemplated by the Purchase Agreement, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Exhibit A to the Schedule 13D has effected any transaction in the Issuer Ordinary Shares since January 30, 2004."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The response set forth in Item 6 of the Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

         "Pursuant to the Purchase Agreement, Anglo SA Capital sold to Norimet 98,467,758 Issuer Ordinary Shares. The aggregate consideration to be received for such Issuer Ordinary Shares is South African Rand 7,631,251,245. A copy of the Purchase Agreement is attached hereto as Exhibit D and is incorporated by reference herein.

         Pursuant to an agreement, dated March 29, 2004, among Anglo SA Capital, Anglo American, Norimet and Norilsk (the "Guarantee"), Norilsk guaranteed to Anglo American and to Anglo SA Capital the performance by Norimet of all of its obligations under the Purchase Agreement and Anglo American guaranteed to Norilsk and to Norimet the performance by Anglo SA Capital of all of its obligations under the Purchase Agreement. A copy of the Guarantee is attached hereto as Exhibit E and is incorporated by reference herein.

         Except as provided in this Statement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies."

Item 7.  Materials to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended by deleting Exhibit A in its entirety and replacing it with an amended Exhibit A attached to this Amendment No. 1:

Exhibit A       Directors and Officers of Anglo American and Anglo SA Capital.

         The response set forth in Item 7 of the Schedule 13D is hereby further amended by adding the following exhibits:

Exhibit D       Purchase Agreement, dated March 29, 2004, between Anglo SA
                Capital and Norimet.

Exhibit E       Agreement, dated March 29, 2004, among Anglo SA Capital, Anglo
                American, Norimet and Norilsk.


                               Page 5 of 20 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

March 29, 2004
                                             ANGLO AMERICAN PLC


                                             /s/: Nicholas Jordan
                                             -----------------------------
                                                    Signature



                                             Nicholas Jordan/Company Secretary
                                             -----------------------------
                                                    Name/Title



Dated:

March 29, 2004                                     ANGLO SOUTH AFRICA CAPITAL
                                                   (PTY) LTD
                                                   By:  ANGLO AMERICAN PLC
                                                   Pursuant to the Joint Filing
                                                   Agreement


                                             ANGLO AMERICAN PLC


                                             /s/: Nicholas Jordan
                                             -----------------------------
                                                    Signature



                                             Nicholas Jordan/Company Secretary
                                             -----------------------------
                                                    Name/Title



                               Page 6 of 20 Pages

                                                                       EXHIBIT A

             DIRECTORS AND EXECUTIVE OFFICERS OF ANGLO AMERICAN PLC

          The name, residence or business address, present principal occupation or employment, the name of any corporation or other organization in which such occupation or employment is conducted, together with his principal business address and the citizenship of the directors and executive officers of Anglo American plc are set forth below.

Name:                   Sir Mark Moody-Stuart (Chairman)
Citizenship:            British
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Chairman, Anglo American

Name:                   Mr A.J. Trahar (Chief Executive)
Citizenship:            South African
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Chief Executive, Anglo American

Name:                   Mr D.J. Challen (Non-Executive Director)
Citizenship:            British
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Company Director

Name:                   Mr B.E. Davison (Executive Director)
Citizenship:            South African
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Executive Director, Anglo American

Name:                   Dr C.E. Fay (Non-Executive Director)
Citizenship:            British
Business Address:       Merrifield, Links Road, Bramley, Guilford Surrey GU5 0AL United Kingdom
Principal Occupation:   Director of Companies

Name:                   Mr R.M. Godsell (Non-Executive Director)
Citizenship:            South African
Business Address:       11 Diagonal Street, Johannesburg 2001, South Africa
Principal Occupation:   Executive Director and Chief Executive, AngloGold Limited

Name:                   Mr A.W. Lea (Finance Director)
Citizenship:            British
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Finance Director, Anglo American

Name:                   Mr G. Lindahl (Non-Executive Director)
Citizenship:            Swedish
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Company Director

Name:                   Mr R.J. Margetts  (Senior Independent Non-Executive Director)


                               Page 7 of 20 Pages




Citizenship:            British
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Chairman, Legal and General Group plc

Name:                   Dr Maria Silvia Bastos Marques (Non-Executive Director)
Citizenship:            Brazilian
Business Address        Rua do Mercado, 11/1711/17(degree)andar, 20010-120, Centro, Rio de Janeiro
Principal Occupation    Director of Companies

Name:                   Mr W.A. Nairn (Executive Director)
Citizenship:            South African
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Technical Director, Anglo American

Name:                   Mr N.F. Oppenheimer (Non-Executive Director)
Citizenship:            South African
Business Address:       De Beers House, cnr Diamond Drive and Crownwood Road, Theta,
                        Johannesburg 2001, South Africa
Principal Occupation:   Director and Chairman, De Beers S.A.

Name:                   Mr F.T.M. Phaswana (Non-Executive Director)
Citizenship:            South African
Business Address:       BP Town Square, 61 St. George's Hall, Cape Town 8001, South Africa
Principal Occupation:   Regional President, BP Africa

Name:                   Sir David Scholey (Non-Executive Director)
Citizenship:            British
Business Address:       1 Finsbury Avenue, London EC2M 2PP, United Kingdom
Principal Occupation:   Director of Companies

Name:                   Professor K.A.L.M. Van Miert (Non-Executive Director)
Citizenship:            Belgian
Business Address:       Puttestraat 10, B-1650 Beersel, Belgium
Principal Occupation:   Director of Companies


                               Page 8 of 20 Pages

              DIRECTORS AND EXECUTIVE OFFICERS OF ANGLO SA CAPITAL

          The name, residence or business address, present principal occupation or employment, the name of any corporation or other organization in which such occupation or employment is conducted, together with his principal business address and the citizenship of the directors and executive officers of Anglo SA Capital are set forth below.

Name:                               Mr. P.R.N. Arthur
Citizenship:                        South African
Business Address:                   44 Main Street, Johannesburg, 2001
Principal Occupation:               Executive VP: General Counsel AACSA

Name:                               Mr. D.D. Barber
Citizenship:                        South African
Business Address:                   44 Main Street, Johannesburg, 2001
Principal Occupation:               Finance Director: AACSA

Name:                               Mr. P.M. Baum
Citizenship:                        South African
Business Address:                   44 Main Street, Johannesburg, 2001
Principal Occupation:               Chairman and CEO: Ferrous Metals and
                                    Industries Division, Anglo American

Name:                               Mr. B.E. Davison
Citizenship:                        South African
Business Address:                   44 Main Street, Johannesburg, 2001
Principal Occupation:               Executive Director, Anglo American

Name:                               Mr. P.C. Holding
Citizenship:                        South African
Business Address:                   44 Main Street, Johannesburg, 2001
Principal Occupation:               Senior VP: International Accounts, AACSA

Name:                               Mr. N.B. Mbazima
Citizenship:                        Zambian
Business Address:                   44 Main Street, Johannesburg, 2001
Principal Occupation:               Chief Financial Officer, Anglo Coal

Name:                               Mr. W.A. Nairn
Citizenship:                        South African
Business Address:                   44 Main Street, Johannesburg, 2001
Principal Occupation:               Group Technical Director, Anglo American

Name:                               Mr. A.J. Trahar
Citizenship:                        South African
Business Address:                   44 Main Street, Johannesburg, 2001
Principal Occupation:               Chief Executive, Anglo American

Name:                               Mr. P.L. Zim
Citizenship:                        South African
Business Address:                   44 Main Street, Johannesburg, 2001
Principal Occupation:               Deputy CEO, AACSA


                               Page 9 of 20 Pages

                                                                       EXHIBIT D

                               PURCHASE AGREEMENT
                                     BETWEEN
                      ANGLO SOUTH AFRICA CAPITAL (PTY) LTD
                                       AND
                                 NORIMET LIMITED

PURCHASE AGREEMENT made on March 29, 2004

BETWEEN

(1) ANGLO SOUTH AFRICA CAPITAL (PTY) LTD., a private company organized under the laws of the Republic of South Africa (the "Selling Shareholder");

(2) NORIMET LIMITED, a company organized under the laws of England and Wales (the "Purchaser").

WHEREAS

Subject to the terms and conditions set out in this agreement (the "Agreement"), the Purchaser will purchase an aggregate of 98,467,758 ordinary shares (the "Sale Shares") with a par value of Rand 0.50 each and listed on the JSE Securities Exchange, South Africa in the capital of Gold Fields Limited (the "Company"), a company organized under the laws of the Republic of South Africa.

THE PARTIES HEREBY AGREE as follows:

1.       PURCHASE

1.1 On and subject to the terms of this Agreement, the Selling Shareholder agrees to sell the Sale Shares to the Purchaser, and the Purchaser agrees to purchase and pay for the Sale Shares from the Selling Shareholder at a price of Rand 77.5 per Sale Share, representing an aggregate purchase price of Rand 7,631,251,245 (such aggregate purchase price being the "Purchase Price").

2.       SETTLEMENT

2.1 Unless otherwise agreed by the parties, the sale and purchase of the Sale Shares will be booked on the JSE Securities Exchange, South Africa on the date of this Agreement. Unless otherwise agreed by the parties, settlement shall take place on the date that is the fifth business day after the date of the Agreement (the "Settlement Date"), by debit and credit, respectively, through the facilities of STRATE from the Selling Shareholder's account to an account or accounts designated by the Purchaser, against payment in same-day funds by or on behalf of the Purchaser of the Purchase Price. As used herein, the term "business day" shall mean any day, other than a Saturday or Sunday, on which the New York Stock Exchange and the JSE Securities Exchange, South Africa are open for trading and in which banks are open for foreign exchange business in South Africa, provided that in the event the Purchaser has purchased the necessary

                               Page 10 of 20 Pages

Rand to effect the settlement of the transaction contemplated by this Agreement, the settlement shall occur no later than April 5, 2004.

3.       REPRESENTATIONS, WARRANTIES AND AGREEMENTS

3.1 The Selling Shareholder represents and warrants to and agrees with the Purchaser as of the date hereof and up to the Settlement Date that:

(a) the Sale Shares are held in the name of the Selling Shareholder and are legally and beneficially owned by the Selling Shareholder;

(b) upon the delivery of the Sale Shares to the Purchaser on the Settlement Date in accordance with the terms of this Agreement, good and valid title to the Sale Shares, free and clear of all liens, pledges, security interests, charges, other encumbrances, equities or claims will pass to the Purchaser;

(c) the Selling Shareholder has the full power and authority to enter into and perform its obligations under this Agreement and to sell the Sale Shares;

(d) the execution, delivery and performance of this Agreement has been duly authorised by the Selling Shareholder, this Agreement has been duly executed and delivered by the Selling Shareholder and upon due execution of this Agreement by the Purchaser, this Agreement will constitute a legal, valid and binding obligation of the Selling Shareholder, enforceable in accordance with its terms;

(e) all consents, concessions, approvals, filings, registrations, authorisations, and orders, governmental, regulatory, corporate or other, necessary for the execution, delivery and performance by the Selling Shareholder of this Agreement and the consummation of the transactions herein contemplated and for the sale and delivery to the Purchaser of the Sale Shares in the manner set out herein, have been obtained and are in full force and effect; and

(f) the sale and delivery of the Sale Shares and the compliance by it with all of the provisions of this Agreement, as well as the consummation of the transactions herein contemplated, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a material default under any agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or its property or assets.

3.2 For the avoidance of doubt, the Selling Shareholder makes no representations or warranties of any kind with respect to the Company; notwithstanding the foregoing, as of the date hereof, the Selling Shareholder is not aware of any non-public fact or circumstance in respect of the Company which, if made public, would be likely to have a material adverse effect on the market price of the Sale Shares or the Company.

3.3 The Purchaser represents and warrants to and agrees with the Selling Shareholder that:

                               Page 11 of 20 Pages

(a) the Purchaser has the full power and authority to enter into and perform its obligations under this Agreement and to sell the Sale Shares;

(b) the execution, delivery and performance of this Agreement has been duly authorised by the Purchaser, this Agreement has been duly executed and delivered by the Purchaser and upon due execution of this Agreement by the Selling Shareholder, this Agreement will constitute a legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms;

(c) all consents, concessions, approvals, filings, registrations, authorisations and orders, governmental, regulatory, corporate or other, necessary for the execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions herein contemplated and for the purchase from the Selling Shareholder of the Sale Shares in the manner set out herein, have been obtained and are in full force and effect;

(d) the sale and delivery of the Sale Shares and the compliance by it with all of the provisions of this Agreement, as well as the consummation of the transactions herein contemplated, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a material default under any agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or its property or assets;

(e) it understands that (i) the sale of the Sale Shares has not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act") or with any State or other jurisdiction of the United States and (ii) the Sale Shares may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act ("Regulation S")) ("U.S. persons") unless the Sale Shares are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available;

(f) it is acquiring the Sale Shares for its own account and not with a view to any distribution of the Sale Shares;

(g) it is not a U.S. person and is purchasing Sale Shares in an offshore transaction (as defined in Regulation S) and otherwise in accordance with Regulation S;

(h) during the 40 day period after the Settlement Date, it will make all offers and sales of the Sale Shares only in accordance with the provisions of Regulation S (including in compliance with the offering restrictions (as defined in Regulation S)), pursuant to registration of the Sale Shares under the Securities Act, or pursuant to an available exemption from the registration requirements of the Securities Act; it will not deposit the Sale Shares in any unrestricted depositary facility maintained in respect of the Sale Shares until at least 40 days after the Settlement Date, it being understood that the Selling Shareholder is making no representation as to the ability of the Purchaser to deposit the Sale Shares in any unrestricted depositary facility maintained in respect of the Sale

                               Page 12 of 20 Pages

     Shares at any time thereafter; and it has not entered and will not, until at least 40 days after the Settlement Date, enter into any contractual arrangement with any distributor (as defined in Regulation S) with respect to any distribution of the Sale Shares;

(i) it has sufficient immediately available funds to purchase, in cash, Rand necessary to pay the Purchase Price; and

(j) it shall use its best efforts to open such accounts as may be necessary in time to allow the Purchaser to receive the transfer of the Sale Shares in South Africa as contemplated by this Agreement.

3.4 Each of the parties covenants and agrees with the other party hereto that it shall forthwith notify the other party hereto if, on or prior to the Settlement Date, it comes to its knowledge that any of the representations, warranties, undertakings or agreements contained in this Agreement is not or, in the case of the representations and warranties in Sections 3.1 and 3.3. hereof, has ceased to be true and accurate or is or has become misleading in any respect or that there has been any breach of any such representations, warranties, undertakings or agreements.

4.       EXPENSES

Except as may otherwise be agreed between the parties, each party shall bear its own fees, disbursements, costs and expenses incident to the performance of its obligations hereunder. For the avoidance of doubt, the Purchaser shall bear the costs of any uncertificated securities tax payable in connection with the sale and transfer of the Sale Shares to the Purchaser in the manner contemplated hereunder.

5.       SURVIVAL

The respective representations, warranties and covenants of the Selling Shareholder and the Purchaser, as set forth in this Agreement or made by or on behalf of them respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of the Purchaser or the Selling Shareholder or any termination of this Agreement and shall survive delivery of and payment for the Sale Shares.

6.       NOTICES

Any notice or notification in any form to be given by the Purchaser to the Selling Shareholder shall be sent by facsimile (+27 11 638 2455) and addressed to Anglo South Africa Capital (PTY) Ltd. at 44 Main Street, Johannesburg 2001, South Africa for the attention of the Company Secretary with a copy to be sent by facsimile (+44 20 7698 8755) and addressed to Anglo American plc at 20 Carlton House Terrace, London SW1Y 5AN for the attention of the Company Secretary. Any notice or notification in any form to be given by the Selling Shareholder to the Purchaser shall be sent by facsimile (+7 095 540 7691) and addressed to OAO Mining and Metallurgical Company Norilsk Nickel at 22 Voznesensky pereulok, Moscow 125009, Russia for the attention of Dmitry V. Razumov.

                              Page 13 of 20 Pages

7.       MISCELLANEOUS

7.1 This Agreement constitutes the entire agreement between the parties hereto in connection with the matters contemplated hereby. In particular, each of the parties hereby acknowledges that it is not entering into this Agreement in reliance on any warranties, representations or undertakings howsoever or to or by whomever made except insofar as such are embedded in the warranties, representations and undertakings contained in this Agreement.

7.2 This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Selling Shareholder and the Purchaser (which consent may be granted or withheld in the sole discretion of the Selling Shareholder or the Purchaser), as the case may be.

7.3 This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, the Selling Shareholder and the Purchaser.

8.       CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

8.1 A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any provision of this Agreement.

9.       GOVERNING LAW AND JURISDICTION

(a) This Agreement is governed by and shall be construed in accordance with English law.

(b) Each of the parties to this Agreement irrevocably agrees, for the benefit of the other party, that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and that, accordingly, any legal action or proceedings arising out of or in connection with this Agreement ("Proceedings") may be brought in those courts and each party irrevocably submits to the jurisdiction of those courts.

(c) Nothing in this Section 9 shall limit the rights of the parties to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the parties from taking Proceedings in any other jurisdiction, whether concurrently or not.

(d) Each of the parties irrevocably waives any objection which it may at any time have to the laying of venue of any Proceedings in any court specified in this Section 9 and any claim that such Proceedings have been brought in an inconvenient forum.

(e) The Purchaser irrevocably appoints Norimet Limited at its address at Cassini House, 6th Floor, 57 St. James Street, London SW1A 1LD and the Selling Shareholder irrevocably appoints Anglo American Services (UK) Ltd. at its address at 20 Carlton House Terrace London SW1Y 5AN England as their respective authorised agent for service of process in any proceedings in England. Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

                              Page 14 of 20 Pages

10.      COUNTERPARTS

This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be original, but all such counterparts shall together constitute the same instrument.





                              Page 15 of 20 Pages

IN WITNESS WHEREOF this Agreement has been duly executed as of the day and year first before written.

EXECUTED by                                            )/s/:  DD Barber
for and on behalf of ANGLO SOUTH AFRICA                ----------------
                      CAPITAL (PTY) LTD.               )/s/:  DJ Alison
                                                       ----------------
                                                       )


EXECUTED by                                            )/s/: Dmitry Razumov
For and on behalf of    NORIMET LIMITED                --------------------
                                                       )
                                                       )



                              Page 16 of 20 Pages

                                                                       EXHIBIT E

                                    AGREEMENT
                                      AMONG
             ANGLO SOUTH AFRICA CAPITAL (PTY) LTD., NORIMET LIMITED,
                     ANGLO AMERICAN PLC AND OAO MINING AND
                      METALLURGICAL COMPANY NORILSK NICKEL

AGREEMENT made on March 29, 2004

BETWEEN

(1) ANGLO SOUTH AFRICA CAPITAL (PTY) LTD., a private company organized under the laws of the Republic of South Africa ("Anglo South Africa");

(2) NORIMET LIMITED, a company organized under the laws of England and Wales ("Norimet");

(3) ANGLO AMERICAN PLC, a company organized under the laws of England and Wales ("Anglo American"); and

(4) OAO MINING AND METALLURGICAL COMPANY NORILSK NICKEL, a company organized under the laws of Russia ("Norilsk").

WHEREAS

Anglo South Africa and Norimet are entering into a Purchase Agreement dated March 29, 2003 with respect to the sale and purchase of an aggregate of 98,467,758 ordinary shares (the "Sale Shares") with a par value of Rand 0.50 each and listed on the JSE Securities Exchange, South Africa in the capital of Gold Fields Limited, a company organized under the laws of the Republic of South Africa.

THE PARTIES HEREBY AGREE as follows:

1.       NORILSK CONFIRMATION AND GUARANTEE

1.1 In consideration of Anglo South Africa and Norimet entering into the Purchase Agreement, Norilsk hereby (i) confirms that Norimet is its wholly-owned subsidiary and it is causing Norimet to acquire the Sale Shares for its own account or for the account of another wholly-owned non-US subsidiary of Norilsk and not with a view to any distribution of the Sale Shares, and hereby (ii) irrevocably and unconditionally guarantees to Anglo American and to Anglo South Africa as principal obligor the performance by Norimet of all its obligations under the Purchase Agreement and the payment when due by Norimet of all sums payable under the Purchase Agreement, and undertakes with Anglo American and Anglo South Africa that if Norimet fails to pay any sum payable under the Purchase Agreement on its due date it will pay that sum on demand.


                              Page 17 of 20 Pages

1.2 As between (i) Norilsk and (ii) Anglo American and Anglo South Africa, but without affecting the obligations of Norimet, Norilsk shall be liable under Clause 1.1 as if it were the sole principal obligor and not merely a surety.

2.       ANGLO AMERICAN GUARANTEE

2.1 In consideration of Anglo South Africa and Norimet entering into the Purchase Agreement, Anglo American irrevocably and unconditionally guarantees to Norilsk and to Norimet as principal obligor the performance by Anglo South Africa of all its obligations under the Purchase Agreement.

2.2 As between (i) Anglo American and (ii) Norilsk and Norimet, but without affecting the obligations of Anglo South Africa, Anglo American shall be liable under Clause 2.1 as if it were the sole principal obligor and not merely a surety.

3.       CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

3.1 A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any provision of this Agreement.

4.       GOVERNING LAW AND JURISDICTION

(a) This Agreement is governed by and shall be construed in accordance with English law.

(b) Each of the parties to this Agreement irrevocably agrees, for the benefit of the other party, that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and that, accordingly, any legal action or proceedings arising out of or in connection with this Agreement ("Proceedings") may be brought in those courts and each party irrevocably submits to the jurisdiction of those courts.

(c) Nothing in this Section 4 shall limit the rights of the parties to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the parties from taking Proceedings in any other jurisdiction, whether concurrently or not.

(d) Each of the parties irrevocably waives any objection which it may at any time have to the laying of venue of any Proceedings in any court specified in this Section 4 and any claim that such Proceedings have been brought in an inconvenient forum.

(e) Each of Norilsk and Norimet irrevocably appoints Norimet Limited at its address at Cassini House, 6th Floor, 57 St. James Street, London SW1A 1LD and Anglo South Africa irrevocably appoints Anglo American Services (UK) Ltd. at its address at 20 Carlton House Terrace London SW1Y 5AN England as their respective authorised agent for service of process in any proceedings in England. Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

                              Page 18 of 20 Pages

5.       COUNTERPARTS

This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be original, but all such counterparts shall together constitute the same instrument.


                              Page 19 of 20 Pages

IN WITNESS WHEREOF this Agreement has been duly executed as of the day and year first before written.

EXECUTED by                                               )/s/:  DD Barber
For and on behalf of ANGLO SOUTH AFRICA                   ----------------
                      CAPITAL (PTY) LTD.                  )/s/:  DJ Alison
                                                          ----------------
                                                          )


EXECUTED by                                               )/s/: Dmitry Razumov
For and on behalf of  NORIMET LIMITED                     --------------------
                                                          )
                                                          )


EXECUTED by                                               )/s/:  AW LEA
For and on behalf of ANGLO AMERICAN                       ---------------
                        PLC                               )/s/:  WA Nairn
                                                          ---------------
                                                          )


EXECUTED by                                               )/s/: Dmitry Razumov
For and on behalf of  OAO MINING AND                      --------------------
                  METALLURGICAL COMPANY,                  )
                  NORILSK NICKEL                          )




                              Page 20 of 20 Pages